SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2011

Commission File Number: 000-21742

                             Subsea 7 S.A.
(Translation of registrant’s name into English)

200 Hammersmith Road
London, W6 7DL
                           England
(Address of principal executive offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Attached herewith as Exhibit 99.1 is a press release, dated July 28, 2011, whereby Subsea 7 S.A. (the “Company”) announced it will publish unaudited results for the second quarter and half year 2011 which ended June 30, 2011, on August 10, 2011 at 7am UK time.

A conference call will be held on Wednesday August 10, 2011 at 12:00 noon UK Time.

From 7am UK time the following information will be available on the Company’s website:
www.subsea7.com/investors-press.html

•	The second quarter and half year 2011 results announcement
•	The presentation to be reviewed on the conference call

Conference Call Information	Reply Facility Details
Lines will open 15 minutes prior to conference call.	A replay facility will available for the following period:

Date: Wednesday August 10, 2011	Date: Wednesday August 10, 2011
Time: 12.00 noon UK Time	Time: 2.00pm UK Time

Conference Dial In Numbers:	Date: Tuesday August 23, 2011
UK : 0800 694 0257	Time: 2.00pm UK Time
USA : 1 866 966 9439
France : 0805 632 056	Conference Reply Dial In Number:
Norway : 8001 9414
Germany : 0800 101 4960	International Dial In: +44 (0) 1452 550 000

International Dial In : +44 (0) 1452 555 566	Passcode : 87403628#

Passcode : 87403628

Alternatively a live audiocast and a playback facility will be available on the Company’s website:
www.subsea7.com/investors-press.html

Certain statements set forth above and contained in the press release furnished pursuant to this Form 6-K may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These statements include, but are not limited to, statements as to the expected timing of publication of the financial results.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Acergy S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUBSEA 7 S.A.

Date: July 28, 2011	By:	/s/ Simon Crowe
		Name:	Simon Crowe
		Title:	Chief Financial Officer